Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED
2004 JUL 16 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By couri[er]

04035543

Leuven, 13 July 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

PRESS RELEASE

Pre-closed period statement

Interbrew realizes +5.5% organic volume growth in the first half of 2004

Brussels, 13 July 2004

Interbrew is pleased to announce it realized a total volume of 54.7 million hectoliters in the first half of 2004, +21% higher than the volume of 45 million hectoliters in the same period of last year. Organic volume growth amounted to 2.5 million hectoliters, or +5.5%, almost three times the global industry growth rate. This growth was realized in a broadly favorable pricing environment.

Particularly positive were the continued market-share gains of the two international premium brands, with Stella Artois® volume growing more than +6% and Beck's® more than +14%.

Second-quarter organic volume growth was +2%, below first-quarter growth of +11%, which benefited from a particularly weak 2003 first quarter, while the 2003 second quarter was strong.

Organic volume growth in **the Americas** was +7%, led by stronger volumes in the U.S. import segment. Our operations in Canada produced slightly higher volumes despite aggressive pricing in the value & discount segment.

In **Western Europe**, volume and share gains occurred in most of our markets but organic volume declined -1.8%, mainly due to the termination of a beverage distribution contract in the UK, which will have no impact on EBITDA.

Organic volume growth in **Central and Eastern Europe** was +18%. In Central Europe, the growth of the beer market slowed, and Interbrew's performance was in line with that trend. Both the Russian and Ukrainian operations experienced outstanding year-to-date performances, with volumes and market share showing substantial growth.

Interbrew

Organic volume in the Asia Pacific Zone declined -2.8%. In South Korea, due to the economic environment the beer market remained depressed. The 5.9 million hectoliters volume growth in China is mostly explained by the acquisition of the Lion Group, while existing operations recorded double digit organic volume growth.

Interbrew continues to expect organic volume and profit growth for 2004 in line with targets stated at the presentation of the 2003 results in March.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@Interbrew.com